Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero

JCorriero@stradley.com

215.564.8528

November 23, 2022

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on September 27, 2022, to Post-Effective Amendment No. 77, Amendment No. 79, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on August 30, 2022, to register shares of the Virtus Stone Harbor Emerging Markets High Yield Bond ETF series of the Trust (the “Fund”). I have reproduced your comments below, followed by our responses.

Prospectus

1.	Please disclose in the prospectus the following: (a) a summary of Section 9.08 of the Trust’s Agreement and Declaration of Trust regarding derivative actions and (b) that such provision does not apply to claims arising under Federal Securities Laws.

RESPONSE: The Trust will add the following disclosure to the last paragraph of the “Additional Information Concerning Shares” section of the Statement of Additional Information:

In addition, the Declaration of Trust provides that, subject to the Delaware Act, a shareholder may bring a derivative action on behalf of the Trust or any of its series only if certain conditions are met. Those conditions include, in summary: (i) each complaining shareholder was a shareholder of the series on behalf of which the action is proposed to be brought at the time of the action or acquired the shares afterwards by operation of law from a person who was a shareholder at that time; (ii) each complaining shareholder was a shareholder of the affected series at the time the pre-suit demand (as defined below) was made; (iii) the complaining shareholders must have made a written demand prior to the commencement of the derivative action upon the Trustees requesting that the Trustees file the an action on behalf of the affected series (the “pre-suit demand”); (iv) shareholders owning shares representing at least ten percent (10%) of the voting power of the affected series must join in initiating the derivative action; and (v) a copy of the proposed derivative complaint must be served on the Trust. The derivative action provisions summarized above will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application.

Philadelphia | Washington | New York | Chicago

2.	The second sentence of the “Fees and Expenses of the Fund” section states that: “Most investors will incur customary brokerage commissions….” Please revise this sentence to say: “You may incur customary brokerage commissions….”

RESPONSE: The Trust confirms that the requested change will be made.

3.	The second sentence of the “Example” section says: “This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.” Consider deleting this sentence, as this information is already disclosed in the second sentence of the “Fees and Expenses of the Fund” section.

RESPONSE: The Trust confirms that the noted sentence will be deleted.

4.	In the first paragraph of the “Principal Investment Strategy” section, please add a reference to “junk bonds” in the discussion of high yield bonds.

RESPONSE: The Trust confirms that the requested reference will be added.

5.	Please supplementally confirm to the Staff that derivatives counted toward the 80% policy basket are valued based at market value.

RESPONSE: The Trust confirms that it uses the daily mark-to-market value of its derivative instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% policy.

6.	The last paragraph on page 3 provides:

While the Fund intends to invest principally in U.S. dollar-denominated high yield bonds of emerging markets issuers, the Fund may also invest in, among other things, corporate debt securities, sovereign debt securities, structured notes, convertible securities, securities issued by supranational organizations, fixed and floating rate commercial loans, loan participations and assignments, private placements and Rule 144A securities.

If sovereign debt is included in the 80% basket, add criteria to the paragraph above for determining that sovereign debt is economically tied to an emerging market country.

RESPONSE: The Trust confirms that sovereign debt will be included in the 80% basket and has added the below disclosure to the “Principal Investment Strategy” section of the prospectus:

Stone Harbor considers a bond to be economically tied to an emerging market country if … it is issued by the emerging market country's government or any of its agencies, political subdivisions or instrumentalities….

2

7.	In the same list of investments referenced in Comment 6 above, there is a reference to convertible securities. If contingent convertibles (or “CoCos”) are part of the Fund’s principal investment strategies, please identify them in that paragraph and disclose corresponding risks in the “Principal Risks” section.

RESPONSE: The Trust confirms that the Fund does not currently intend to invest in CoCos as part of its principal investment strategies.

8.	In the same list of investments referenced in Comment 6 above, there is a reference to loans. If investing in covenant lite loans is part of the Fund’s principal investment strategies, please identify them in that paragraph and disclose corresponding risks in the “Principal Risks” section.

RESPONSE: The Trust confirms that the Fund does not currently intend to invest in covenant lite loans as part of its principal investment strategies.

9.	If the Fund will invest in variable interest entities (“VIEs”) as part of its principal investment strategies, please disclose specific risks of those VIEs as a separate risk factor from the Emerging Markets Risk.

RESPONSE: The Trust confirms that the Fund does not currently intend to invest in VIEs as part of its principal investment strategies.

10.	If the Fund will invest a significant portion of assets in a particular country or region at the time it launches, please disclose specific risks of that country or region in the Country/Geographic Region Risk.

RESPONSE: The Trust confirms that it does not currently intend to invest a significant portion of assets in a particular country or region at the time the Fund launches.

11.	Please disclose to the Staff the appropriate broad-based index the Fund will use. The Staff may have additional comments based on your response.

RESPONSE: The Fund is currently in the process of selecting its broad-based index and will supplementally inform the staff of that index's name once determined.

STATEMENT OF ADDITIONAL INFORMATION

12.	In the “Other Investment Policies” section, under “Credit Default Swaps,” there is disclosure that provides: “If the Fund sells a credit default swap, the Fund will be required to segregate the notional value, and not the market value, of the credit default swap to the extent necessary or advisable to comply with the Fund’s obligations under Section 18 of the 1940 Act.” Please update this disclosure in light of the adoption of Rule 18f-4 under the Investment Company Act of 1940.

RESPONSE: The Trust confirms that it will remove the referenced sentence.

3

13.	The “Acceptance of Orders of Creation Units” section states:

The Trust reserves the right to reject a creation order transmitted to it by the Distributor in respect of the Fund if (a) the Trust determines that the order is not in proper form; (b) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (c) the Deposit Securities delivered are not as disseminated through the facilities of the Exchange for that date by the Trust, as described above; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of Beneficial Owners; or (g) as a result of circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process creation orders.

Please revise the beginning of that sentence to state, “The Trust reserves the right to reject a creation order transmitted to it by the Distributor in respect of the Fund for any legally permissible reason if….” In addition, please delete items (d) and (f) from that paragraph.

RESPONSE: The Trust confirms that it will make the requested changes.

PART C

14.	Please identify the Principal Accounting Officer on the Signature Page.

RESPONSE: Brinton W. Frith is the Trust’s Treasurer. According to the Trust’s Bylaws, the Treasurer “shall be the chief financial and accounting officer of the Trust.” As such, Mr. Frith fulfills the role of the Principal Financial Officer and Principal Accounting Officer. Going forward, to clarify and consistent with the Trust’s Bylaws, the Trust will have Mr. Frith sign the Registration Statement as “Treasurer (Principal Financial Officer/Principal Accounting Officer).”

* * *

Thank you for your comments. We intend to respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act upon the Fund’s effectiveness. If you have any concerns with our responses or would like to discuss the content of this response letter, please contact me prior to the Fund’s effectiveness at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	William Smalley
Kevin Carr
Michael Mabry

4